Filed by Prologis, Inc. (Commission File No. 001-13545)
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934 as amended.

Subject Company: Duke Realty Corporation

Commission File No.: 001-09044

This filing relates to the proposed acquisition of Duke Realty Corporation, an Indiana corporation (“Duke Realty”), by Prologis, Inc., a Maryland corporation (“Prologis”), and Prologis, L.P., a Delaware limited partnership (“Prologis OP”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 11, 2022, by and among Prologis, Prologis OP, Compton Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Prologis, Compton Merger Sub OP LLC, a Delaware limited liability company and a wholly owned subsidiary of Prologis OP, Duke Realty, and Duke Realty Limited Partnership, an Indiana limited partnership.

Email to Prologis Investors

June 13, 2022

Dear [xxxxxx],

I am pleased to share the exciting news that Prologis has announced a transaction to combine with Duke Realty in an all-stock transaction, valued at approximately $26 billion, including the assumption of debt. The operating properties, development in progress and land portfolio will be held on the Prologis balance sheet. You can read more about the transaction in the attached press release.

This transaction is about strategic fit. We believe DRE has built an exceptional portfolio in the U.S., both in terms of product quality and market position. With the transaction, Prologis is gaining high-quality properties for our portfolio in key geographies, including Southern California, New Jersey, South Florida, Chicago, Dallas and Atlanta.

We’re looking forward to creating additional opportunities to better serve our customers, offer more solutions and deliver greater market insights. Moving forward, customers will have even more options to access high-quality logistics real estate in the best and most strategic locations which will in turn benefit our investors both public and private.

The proposed transaction is expected to close in the fourth quarter of 2022, and for now, it’s business as usual at Prologis. We will continue to deliver the quality of services our investors and customers have come to expect from us, without interruption, and we will keep you informed of our progress.

Should you have any questions or concerns, please feel free to contact me at [EMAIL, PHONE NUMBER].

Best,

[xxxx]

[PROLOGIS PRESS RELEASE TO BE ATTACHED TO EMAIL]

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty. Such statements involve uncertainties that could significantly impact Prologis’ or Duke Realty’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis’ and Duke Realty’s respective debt, capital structure and financial position, Prologis’ and Duke Realty’s respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and Duke Realty believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis’ and Duke Realty’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Duke Realty’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis’ or Duke Realty’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xviii) risks related to Prologis’ and Duke Realty’s investments in co-investment ventures, including Prologis’ and Duke Realty’s ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis’ and Duke Realty’s respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor Duke Realty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and Duke Realty’s shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty’s directors and executive officers is available in Duke Realty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.

Email to Prologis Customers

June 13, 2022

Dear [CUSTOMER NAME],

I am pleased to share the exciting news that Prologis has announced a transaction to combine with Duke Realty (NYSE: DRE) in an all-stock transaction. You can read more about the transaction in the attached press release.

This transaction is about strategic fit. We believe DRE has built an exceptional portfolio in the U.S., both in terms of product quality and market position. With the transaction, Prologis is gaining high quality properties for our portfolio in key geographies, including Southern California, New Jersey, South Florida, Chicago, Dallas and Atlanta.

We’re looking forward to creating additional opportunities to better serve our customers, offer more solutions and deliver greater market insights. Moving forward, customers will have even more options to access high-quality logistics real estate in the best and most strategic locations.

The proposed transaction is expected to close in the fourth quarter of 2022, and for now, it’s business as usual at Prologis. We are committed to ensuring continued delivery of the quality services you have come to expect from us, without interruption, and we’ll keep you informed of our progress during the integration process. Should you have any questions or concerns, please feel free to contact me at [EMAIL, PHONE NUMBER].

We greatly value your business and look forward to our continued partnership.

Best,

[CUSTOMER ACCOUNT MANAGER]

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty. Such statements involve uncertainties that could significantly impact Prologis’ or Duke Realty’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis’ and Duke Realty’s respective debt, capital structure and financial position, Prologis’ and Duke Realty’s respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and Duke Realty believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis’ and Duke Realty’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Duke Realty’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis’ or Duke Realty’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xviii) risks related to Prologis’ and Duke Realty’s investments in co-investment ventures, including Prologis’ and Duke Realty’s ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis’ and Duke Realty’s respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor Duke Realty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and Duke Realty’s shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty’s directors and executive officers is available in Duke Realty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.

Email from Prologis CEO to All Prologis

TO:	All Global Employees
From:	Hamid
Date:	June 13, 2022
Re:	Prologis to acquire Duke Realty

Team:

Today we announced that we entered into an acquisition agreement with Duke Realty. We’re excited about the growth opportunities Duke’s portfolio offers. We’ll gain attractive new properties in key U.S. markets, including Southern California, New Jersey, South Florida, Chicago, and Dallas. We plan to hold approximately 94% of their assets and exit one market.

This deal is about strategic fit and how we can better serve our customers. We have long admired the Duke team’s efforts to grow and modernize their portfolio over the past decade. The result is a high-quality group of assets located in geographies we believe will outperform in the future.

This is a significant addition to our business and will help us deliver the high-quality properties and solutions our customers require and the growth our investors expect. I’m excited about what this means for Essentials, our Strategic Capital business, and much more.

We’ll hold two short calls (later today and tomorrow morning) in which Gene, Tim, and I will share some additional color on the benefits this acquisition brings to our business. We’ll have time for a few questions.

With respect to personnel decisions, we expect to add colleagues to operate the expanded portfolio and will look to some Duke team members and others to fill these new positions as well as our existing open positions.

We will keep you updated, as needed, as we work to close this acquisition, which we expect to occur in the fourth quarter of this year. For the time being and until the deal closes, it is business as usual. If you have any questions, please speak with your manager.

Best,

Hamid

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and Duke Realty’s shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www. sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty’s directors and executive officers is available in Duke Realty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.

Social Posts

LinkedIn: We are excited to announce our agreement to acquire Duke Realty Corporation, which will bring a highly complementary portfolio of customers, properties and markets into our company. More on how we'll grow in high-quality markets and unlock the full value of our portfolio: https://prolo.gs/3MTIGs8 #aheadofwhatsnext

Twitter: We are excited to announce our agreement to acquire @DukeRealty, which will bring a highly complementary portfolio of customers, properties and markets into our company: https://prolo.gs/3MTIGs8 #aheadofwhatsnext

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty. Such statements involve uncertainties that could significantly impact Prologis' or Duke Realty's financial results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," and "estimates," including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis' and Duke Realty's respective debt, capital structure and financial position, Prologis' and Duke Realty's respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and Duke Realty believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis' and Duke Realty's ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Duke Realty's business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis' or Duke Realty's properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xviii) risks related to Prologis' and Duke Realty's investments in co-investment ventures, including Prologis' and Duke Realty's ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis' and Duke Realty's respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor Duke Realty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 ("Form S-4"), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the "joint proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis' and Duke Realty's shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC's website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis' website at the SEC Filings section of www.ir.prologis.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty's website at the SEC Filings section of http://investor.dukerealty.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis' directors and executive officers is available in Prologis' Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty's directors and executive officers is available in Duke Realty's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.